SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

BeiGene, Ltd.
(Name of Issuer)

Ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

07725L102
(CUSIP Number)

Richard A. Hornung

HHLR Advisors, Ltd.

Office #122, Windward 3 Building, Regatta Office Park

West Bay Road, Grand Cayman

Cayman Islands, KY1-9006

With a copy to:

Eleazer N. Klein, Esq.

Adriana F. Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON HHLR Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 125,045,741 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 125,045,741 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 125,045,741 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IA

* Consists of (i) 111,597,423 ordinary shares held by a fund managed by HHLR (as defined below), of which 36,011,300 ordinary shares are held in the form of 2,770,100 ADSs and (ii) 13,448,318 ordinary shares held by a fund managed by HIM (as defined below), of which 13,445,978 ordinary shares are held in the form of 1,034,306 ADSs. HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Hillhouse Investment Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 125,045,741 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 125,045,741 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 125,045,741 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IA

* Consists of (i) 111,597,423 ordinary shares held by a fund managed by HHLR, of which 36,011,300 ordinary shares are held in the form of 2,770,100 ADSs and (ii) 13,448,318 ordinary shares held by a fund managed by HIM, of which 13,445,978 ordinary shares are held in the form of 1,034,306 ADSs. HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) (as previously filed and amended and amended further hereby, the “Schedule 13D”) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of BeiGene, Ltd., an exempted Cayman Islands company (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 5 (a)-(c) as set forth below.

Item 5.	Interest in Securities of the Issuer

Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The percentage used in this Schedule 13D/A is calculated based upon 1,386,034,320 Ordinary Shares outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 12, 2024.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On December 2, 2024, HHLR Fund sold 1,372,500 ADSs pursuant to a block trade with Goldman Sachs & Co. LLC at a price of $200 per ADS.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Date: December 4, 2024

HHLR Advisors, LTD.

/s/ Audrey Woon
Name: Audrey Woon Title: Chief Compliance Officer

HillHOUSE INVESTMENT MANAGEMENT, LTD.

/s/ Audrey Woon
Name: Audrey Woon Title: Chief Compliance Officer